Exhibit 11.1

ROYAL HAWAIIAN ORCHARDS, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Six months
	ended June 30,				ended June 30,
	2014		2013		2014		2013

Net loss		$(2,979)		$(1,151)		$(3,232)		$(1,779)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net loss allocable to Class A Unit Holders		$(2,979)		$(1,151)		$(3,232)		$(1,779)

Weighted average Class A Units outstanding		11,100		7,500		10,384		7,500

Net loss per Class A Unit		$(0.27)		$(0.15)		$(0.31)		$(0.24)